UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           SOLOMON TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    8342GW101
                                    ---------
                                 (CUSIP Number)

                         Jezebel Management Corporation
                           2 Oliver Street, Suite 203
                                Boston, MA 02109
                           Attention: Michael D'Amelio
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Ralph W. Norton, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800

                                 August 11, 2006
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 10 pages

--------------------------------------
CUSIP No. 83426W101
--------------------------------------

------------ -------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
             JEZEBEL MANAGEMENT CORPORATION
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)
             (a)
             (b)
------------ -------------------------------------------------------------------
3            SEC USE ONLY
------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS (See Instructions)
             PF
------------ -------------------------------------------------------------------
5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Florida
------------ -------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0 (SEE ITEMS 2 AND 5)
      NUMBER OF         ------- ------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               1,976,633 (SEE ITEMS 2 AND 5)
       OWNED BY         ------- ------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0 (SEE ITEMS 2 AND 5)
     PERSON WITH        ------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,976,633 (SEE ITEMS 2 AND 5)
------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,976,633 (SEE ITEMS 2 AND 5)
------------ -------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.9% (SEE ITEMS 2 AND 5)
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (See Instructions)
             CO
------------ -------------------------------------------------------------------

                               Page 2 of 10 pages

--------------------------------------
CUSIP No. 83426W101
--------------------------------------

------------ -------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
             MICHAEL D'AMELIO
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)
             (a)
             (b)
------------ -------------------------------------------------------------------
3            SEC USE ONLY
------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS (See Instructions)
             PF
------------ -------------------------------------------------------------------
5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
------------ -------------------------------------------------------------------
                        7       SOLE VOTING POWER
      NUMBER OF                 389,836 (SEE ITEMS 2 AND 5)
        SHARES          ------- ------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 2,183,949 (SEE ITEMS 2 AND 5)
         EACH           ------- ------------------------------------------------
      REPORTING         9       SOLE DISPOSITIVE POWER
     PERSON WITH                389,836 (SEE ITEMS 2 AND 5)
                        ------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                2,183,949 (SEE ITEMS 2 AND 5)
------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,573,785 (SEE ITEMS 2 AND 5)
------------ -------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.6% (SEE ITEM 5)
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (See Instructions)
             IN
------------ -------------------------------------------------------------------

                               Page 3 of 10 pages

--------------------------------------
CUSIP No. 83426W101
--------------------------------------

------------ -------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
             JMC VENTURE PARTNERS LLC
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)
             (a)
             (b)
------------ -------------------------------------------------------------------
3            SEC USE ONLY
------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS (See Instructions)
             PF
------------ -------------------------------------------------------------------
5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
------------ -------------------------------------------------------------------
                        7       SOLE VOTING POWER
      NUMBER OF                 0 (SEE ITEMS 2 AND 5)
        SHARES          ------- ------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 207,316 (SEE ITEMS 2 AND 5)
         EACH           ------- ------------------------------------------------
      REPORTING         9       SOLE DISPOSITIVE POWER
     PERSON WITH                0 (SEE ITEMS 2 AND 5)
                        ------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                207,316 (SEE ITEMS 2 AND 5)
------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             207,316 (SEE ITEMS 2 AND 5)
------------ -------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.6% (SEE ITEMS 2 AND 5)
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (See Instructions)
             OO
------------ -------------------------------------------------------------------


                               Page 4 of 10 pages

This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D dated April 4, 2004 (the "Schedule 13D") filed by Jezebel Management Corporation, a corporation formed under laws of Florida ("Jezebel"), and Michael D'Amelio ("D'Amelio"), relates to the common stock, $.001 par value per share (the "Common Stock"), of Solomon Technologies, Inc., a Delaware corporation (the "Company"). All capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2.  Identity and Background.

         (a)-(c) This amended Schedule 13D is being filed by Jezebel Management Corporation, a corporation formed under the laws of Florida ("Jezebel"). This 13D is also being filed by Michael D'Amelio ("D'Amelio"). Jezebel is wholly-owned by D'Amelio. The principal business of Jezebel is private investment. D'Amelio is the Managing Director of JMC Venture Partners LLC, a private equity fund and a limited liability company formed under the laws of Delaware ("JMC"). D'Amelio is a director and vice president of the Company. This amended Schedule 13D is also being filed by JMC. The sole members of JMC are D'Amelio and G. Lawrence Bero.

                  The address of the principal executive office of Jezebel and JMC is 2 Oliver Street, Suite 203 Boston, MA 02109.

         (d) During the past five years, neither Jezebel nor, to Jezebel's knowledge, any of its executive officers or directors, controlling persons or any executive officer or director of Jezebel has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, D'Amelio has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither JMC nor, to JMC's knowledge, any of its executive officers or directors, controlling persons or any executive officer or director of JMC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the past five years, neither Jezebel nor, to Jezebel's knowledge, any of its executive officers or directors, controlling persons or any executive officer or director of Jezebel, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, D'Amelio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither JMC nor, to JMC's knowledge, any of its executive officers or directors, controlling persons or any executive officer or director of JMC, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.


                               Page 5 of 10 pages

         (f) D'Amelio is a United States citizen. His business address is 2 Oliver Street, Suite 203, Boston, MA 02109. Mr. D'Amelio is a partner in JMC Venture Partners LLC. G. Lawrence Bero is a United States citizen. His business address is 2 Oliver Street, Suite 203, Boston, MA 02109. Mr. Bero is a partner in JMC Venture Partners LLC.

Item 3.  Source and Amount of Funds and Other Consideration.

         On May 3, 2006, Jezebel acquired an additional 65,000 shares of Common Stock from the Company in consideration for its agreement to extend the maturity of certain senior notes of the Company from April 30, 2006 to June 30, 2006. On August 11, 2006, Jezebel acquired an additional 227,500 shares of Common Stock from the Company in consideration for its agreement to extend the maturity of certain senior notes of the Company from June 30, 2006 to January 15, 2007. On August 11, 2006, Jezebel acquired an additional 25,000 shares of Common Stock from the Company in consideration for its agreement to purchase a promissory note of the Company. The consideration used by Jezebel to acquire the notes with respect to which these shares of Common Stock were issued was Jezebel's personal funds.

         On August 3, 2006, D'Amelio received an additional 150,000 shares of Common Stock from the Company in partial consideration for past contributions to the Company and to encourage his continued service to the Company. On August 17, 2006, D'Amelio received 64,836 additional shares of Common Stock and 67,071 shares of Series C preferred stock from the Company in connection with the acquisition (the "Acquisition") by the Company of all of the outstanding membership units and warrants of Technipower LLC ("Technipower"). D'Amelio held warrants of Technipower that were exchanged for these securities in the Acquisition.

         On August 17, 2006, JMC received 207,316 shares of Common Stock and 214,464 shares of Series C preferred stock from the Company in connection with the Acquisition of Technipower. JMC held warrants of Technipower that were exchanged for these securities in the Acquisition.

         Each share of Series C Preferred Stock is convertible at any time after December 16, 2006 and from time to time thereafter into the greater of (i) the result of dividing the Stated Value by the Conversion Price and (ii) the result of dividing the Liquidation Preference by the 30-day average closing price of the common stock for the 30 trading days preceding the date of conversion. The "Conversion Price" is initially equal to the Stated Value but is subject to adjustment for stock splits, stock dividends and similar transactions. The "Stated Value" per share of Series C Preferred Stock is $.65.

Item 4.  Purpose of Transaction.

         (a) - (j). All of the shares of Common Stock were acquired for investment purposes.

         Except as set forth in this Item 4, neither Jezebel, D'Amelio nor JMC have any present plans that relate to or would result in: the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.


                               Page 6 of 10 pages

Item 5.   Interest in Securities of the Issuer.

         (a) As of the date hereof, Jezebel is deemed to beneficially own an aggregate of 1,976,633 shares of Common Stock (the "Jezebel Shares"), representing approximately 5.9% of the number of outstanding shares of Common Stock of the Company. As of the date hereof, the Company has 33,705,987 shares outstanding. As of the date hereof, D'Amelio is deemed to beneficially own an aggregate of 2,573,785 shares of Common Stock, representing approximately 7.6% of the number of outstanding shares of Common Stock of the Company. As of the date hereof, JMC is deemed to beneficially own an aggregate of 207,316 shares of Common Stock (the "JMC Shares"), representing approximately 0.6% of the number of outstanding shares of Common Stock of the Company.

         (b) By virtue of Jezebel's direct ownership of the Jezebel Shares and D'Amelio's ownership and control of Jezebel, Jezebel and D'Amelio may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Jezebel Shares. D'Amelio has the sole power to vote or direct the vote and dispose or direct the disposition of 325,000 shares of common stock (the "D'Amelio Shares"). By virtue of JMC's direct ownership of the JMC Shares and D'Amelio's ownership and control of JMC, JMC and D'Amelio may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the JMC Shares.

                  Included in the D'Amelio Shares are 25,000 shares of Common Stock issuable upon the exercise of the Option.

         (c) On August 11, 2006, Jezebel acquired 227,500 shares of Common Stock from the Company in consideration for its agreement to extend the maturity of certain senior notes of the Company from June 30, 2006 to January 15, 2007. On August 11, 2006, Jezebel acquired 25,000 shares of Common Stock from the Company in consideration for its agreement to purchase a promissory note of the Company. The consideration used by Jezebel to acquire the notes with respect to which these shares of Common Stock were issued was Jezebel's personal funds.

                  On August 3, 2006, D'Amelio received 150,000 shares of Common Stock from the Company in partial consideration for past contributions to the Company and to encourage his continued service to the Company. On August 17, 2006, D'Amelio received 64,836 shares of Common Stock from the Company in connection with the Acquisition of Technipower. D'Amelio held warrants of Technipower that were exchanged in the Acquisition.

                  On August 17, 2006, JMC received 207,316 shares of Common Stock and from the Company in connection with the Acquisition of Technipower. JMC held warrants of Technipower that were exchanged in the Acquisition.

         (d)      Not applicable.


                               Page 7 of 10 pages

         (e)      Not applicable.


Item 7.  Material to be Filed as Exhibits.

         1. Amended Joint Filing Agreement between Jezebel Management Corporation, JMC Venture Partners LLC and Michael D'Amelio dated as of October 9, 2006.



































                               Page 8 of 10 pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 9, 2006

                                          JEZEBEL MANAGEMENT CORPORATION


                                          By:  /s/ Michael D'Amelio
                                               -------------------------------
                                               Name: Michael D'Amelio
                                               Title:  President



                                          /s/  Michael D'Amelio
                                          ------------------------------------
                                               Michael D'Amelio


                                          JMC Venture Partners LLC


                                          By:  /s/ G. Lawrence Bero
                                               -------------------------------
                                               Name: G. Lawrence Bero
                                               Title: Treasurer

















                               Page 9 of 10 pages

                                    Exhibit 1


                         Amended Joint Filing Agreement

AGREEMENT dated as of October 9, 2006, between Jezebel Management Corporation ("Jezebel"), JMC Venture Partners LLC ("JMC") and Michael D'Amelio ("D'Amelio, and together with Jezebel and JMC, the "Parties").

Reference is made to that certain Joint Filing Agreement, dated as of April 5, 2006, between Jezebel and D'Amelio (the "Joint Filing Agreement"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Joint Filing Agreement.

With the execution of this Amended Joint Filing Agreement by the Parties, (i) each Party hereby represent to the other Parties that it is eligible to use
Schedule 13D to report its beneficial interest in shares of common stock, $.001 par value per share, of Solomon Technologies, Inc. and it will file the Schedule 13D on behalf of itself and (ii) each Party agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the
Schedule 13D, and each of the other Parties to the extent it knows or has reason to believe that any information about the other is inaccurate.


                                          JEZEBEL MANAGEMENT CORPORATION


                                          By:  /s/ Michael D'Amelio
                                               --------------------------------
                                               Name: Michael D'Amelio
                                               Title:  President

                                          JMC Venture Partners LLC


                                          By:  /s/ G. Lawrence Bero
                                               --------------------------------
                                               Name: G. Lawrence Bero
                                               Title: Treasurer

                                          /s/  Michael D'Amelio
                                          -------------------------------------
                                               Michael D'Amelio





                               Page 10 of 10 pages